EXHIBIT 21.1
LIST OF SUBSIDIARIES

Name	State of Incorporation

Radix Technologies, Inc.	California[1]
San Diego Research Center, Inc.	Delaware[2]
CSIC Holdings LLC	Delaware [3]

[1]	Became a subsidiary on October 1, 2005

[2]	Became a subsidiary on July 3, 2006.

[3]	Became a subsidiary on August 12, 2007.

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